Crane Company

100 First Stamford Place

Stamford, Connecticut 06902

February 3, 2023

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Ernest Greene

Jennifer Angelini

Jay Ingram

Re:	Acceleration Request for Crane Company

Registration Statement on Form 10-12B

Amendment No. 1 Filed January 24, 2023

File No. 001-41570

CIK No. 0001944013

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-41570) (as amended, the “Registration Statement”) filed by Crane Company (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated by the Commission to 4:30 p.m., Eastern time, on February 7, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please contact Ann Beth Stebbins of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2660 or annbeth.stebbins@skadden.com. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Stebbins and that such effectiveness also be confirmed in writing.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

February 3, 2023

Very truly yours,

Crane Company

/s/ Anthony M. D’Iorio
Anthony M. D’Iorio
Executive Vice President, General Counsel and Secretary

cc:	Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

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